Exhibit 99.5

                     [LETTERHEAD OF FINTECH ADVISORY INC.]

Mr. David Benson
Executive Vice President and Controller,
Verizon Corp.
1095 Avenue of the Americas
New York, NY  10036
david.benson@verizon.com

Mr. John W. Diercksen
Vice President Investor Relations
Verizon Corp.
1095 Avenue of the Americas
New York, NY  10036
john.w.diercksen@verizon.com

Charles Butterworth
Group Corporate Finance Director
Vodafone Group PLC
Vodafone House
The Connection
Newbury, Berkshire  RG14 2FN
United Kingdom
charles.butterworth@vodafone.com

July 22, 2003

Dear Sirs,

         It has been several days since we sent our offer to purchase 100% of the outstanding equity of Grupo Iusacell, S.A. de C.V. (the "Company") for U.S.$20 million cash, and exchanged initial correspondence. Since that time, the only response that we have received from Verizon and Vodafone is the three line rejection that was sent on Friday, July 18th, hours after we announced our offer. We expect to receive the necessary approvals from both the SEC and CNBV within a matter of hours, and then plan to commence our tender offers in the U.S. and Mexico.

         We think that the benefits of our offer are obvious. We are offering substantially more money, identical non-economic terms to the Salinas offer, certainty of funding and closing, and the correct alignment of interests to maximize the prospects for a successful restructuring of the Company. We are willing to permit other creditors to participate in our offer on an equal and pro rata basis, should they so desire. The timing of our offer is not materially different than the Salinas offer.

         It is clear that Verizon and Vodafone are not legally or contractually prohibited from accepting our offer and that, in fact, your acquisition agreement with Salinas specifically contemplates the acceptance of a Superior Proposal such as ours. Unless there is some other agreement with the Salinas group that has not been publicly disclosed, it is also the case that your companies will receive the full benefits of our offer, should you choose to accept it. In light of all this, it is very difficult for us to understand why you would not meet with us to discuss our offer.

         We believe Verizon and Vodafone should leave no stone unturned when it comes to realizing value for their shareholders, or protecting the interests of the Company's other stakeholders who relied on your commitments (even if not contractual) when they extended credit or provided goods or services. We are prepared, should you meet with us and agree to participate in our offer, to materially increase our offer price for all shareholders. In addition, as part of our offer, we are willing to publicly commit, as part of a comprehensive restructuring of the Company and its subsidiaries, to capitalize a substantial portion of our debt in the Company, and to work with and encourage other creditors of the Company to do the same. We believe our commitment, and our efforts to get other similarly situated creditors to do the same, will contribute significantly to restoring the Company to good health, which will benefit all stakeholders.

         We believe that you owe it to your own shareholders, as well as the Company's public shareholders and creditors, to explore this opportunity. We believe this is particularly important, since at no point prior to the hastily arranged sale of your controlling interest to one of the Company's principal competitors, did you ever meet with creditors to determine whether they would be willing to capitalize their debt or take other similar actions as part of a comprehensive restructuring of the Company.

         We hope you will take us up on our offer. If you do not withdraw your shares from the Salinas offer, your shareholders, public shareholders of the Company and the Company's other stakeholders will be damaged. If the Salinas offer goes through, we and other creditors will have no choice but to accelerate the Company's debt to protect our interests. This turn of events will undoubtedly have adverse consequences to the Company, and could lead to similar actions by creditors of the Company's subsidiaries. Although this may serve the interests of the Company's competitors, it will surely harm the Company and damage the reputations of Verizon and Vodafone, who rejected an offer that would start the Company down a completely different path. As previously mentioned, we think this would be a damaging precedent for your companies, who will undoubtedly find themselves in similar situations involving other potentially aggrieved creditors.

         We stand ready to meet with you, and to describe to you the improvement to our offer that we are willing to make, should you agree to participate in our offer.



                                                      Sincerely,



                                                      /s/ Julio Herrera
                                                      -----------------
                                                      Julio Herrera
                                                      Fintech Advisory Inc.